OMB APPROVAL
                                              OMB NUMBER:       3235-0145
                                              EXPIRES:    AUGUST 31, 1999
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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13G/A

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. __1__)*


                  UNIFAB International, Inc.
   _______________________________________________________
                      (Name of Issuer)


                Common Stock, $.01 par value
   _______________________________________________________
               (Title of Class of Securities)


                      90467L 10 0
   _______________________________________________________
                    (CUSIP Number)


                     not applicable
   _______________________________________________________
   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

CUSIP No. 90467L 10 0
          -------------------
_______________________________________________________________________________


       1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          Charles E. Broussard
-------------------------------------------------------------------------------
_______________________________________________________________________________

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  ----------------------------------------------------------------


          (b)  ----------------------------------------------------------------
_______________________________________________________________________________

       3. SEC Use Only  -------------------------------------------------------
_______________________________________________________________________________

       4. Citizenship or Place or Organization   United States
                                                 ------------------------------
_______________________________________________________________________________

Number of      5.  Sole Voting Power     10,000
                                         --------------------------------------
Shares Bene-   ________________________________________________________________
ficially

               6.  Shared Voting Power     406,934
                                           ------------------------------------
               ________________________________________________________________
Owned by Each
Reporting      7.  Sole Dispositive Power     10,000
                                              ---------------------------------
               ________________________________________________________________
Person With:
               8.  Shared Dispositive Power     406,934
                                                -------------------------------
_______________________________________________________________________________

       9. Aggregate Amount Beneficially Owned by Each Reporting Person  416,934
                                                                       --------

       10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ------------------------------------------

       11. Percent of Class Represented by Amount in Row (11)  7.0
                                                              -----------------

_______________________________________________________________________________
       12.     Type of Reporting Person (See Instructions)     IN
                                                            -------------------
_______________________________________________________________________________

--------------------------------------------------------------------------

--------------------------------------------------------------------------

--------------------------------------------------------------------------

--------------------------------------------------------------------------

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_______________________________________________________________________________

                             INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4)  Citizenship  or  Place of Organization-Furnish citizenship  if  the  named
     reporting  person is  a  natural  person.   Otherwise,  furnish  place  of
     organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.-Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth(one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

  Category                                                  Symbol

Broker Dealer                                                  BD
Bank                                                           BK
Insurance Company                                              IC
Investment Company                                             IV
Investment Adviser                                             IA
Employee Benefit Plan, Pension Fund,
  or Endowment Fund                                            EP
Parent Holding Company/Control Person                          HC
Savings Association                                            SA
Church Plan                                                    CP
Corporation                                                    CO
Partnership                                                    PN
Individual                                                     IN
Other                                                          OO

Notes:
  Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

  Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

  Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

                 SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

  Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.



  Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

  Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

  Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                                 GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

  (a) Name of Issuer UNIFAB International, Inc.

  (b) Address of Issuer's Principal Executive Offices
                     5007 Port Road
                     New Iberia, Louisiana 70562

ITEM 2.

  (a) Name of Person Filing   Charles E. Broussard

  (b) Address of Principal Business Office or, if none, Residence
                    23604 South Louisiana Highway 82
                    Kaplan, Louisiana 70548

  (c) Citizenship United States

  (d) Title of Class of Securities Common Stock, $.01 par value

  (e) CUSIP Number 90467L 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO S.S. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

  (a) [ ]  Broker  or  dealer  registered  under section 15 of the Act
           (15 U.S.C. 78o).

  (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e) [ ]  An  investment  adviser  in  accordance with section
           240.13d-1(b)(1)(ii)(E);

  (f) [ ]  An employee benefit plan or endowment  fund  in  accordance with section 240.13d-1(b)(1)(ii)(F);

  (g) [ ]  A parent holding company or control person in accordance  with section 240.13d-1(b)(1)(ii)(G);

  (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

  (a) Amount beneficially owned:       416,934
                                _____________________.

  (b) Percent of class:        7.0
                       ___________________.

  (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote      10,000
                                                  ___________________.

     (ii) Shared power to vote or to direct the vote       406,934
                                                     _____________________.

     (iii) Sole power to dispose or to direct the disposition of     10,000
                                                                 _____________.

     (iv) Shared power to dispose or to direct the disposition of    406,934
                                                                  ____________.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

  Of the securities reported in response to Item 4, a limited liability company, of which the reporting person is the manager, has the right to receive dividends from, and the proceeds from the sale of, 254,534 shares, which is less than five percent of the class of subject securities; a company that is controlled by the reporting person has the right to receive dividends from, and the proceeds from the sale of, 151,900 shares, which is less than five percent of the class of subject securities; and the wife of the reporting person has the right to receive dividends from, and the proceeds from the sale of, 500 shares, which is less than five percent of the class of subject securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

  Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

  Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

  Not applicable

ITEM 10. CERTIFICATION

  Not applicable

                                       SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 10, 1999
                                       ________________________________________
                                                         Date


                                              /s/ CHARLES E. BROUSSARD
                                       ________________________________________
                                                     Signature

                                                  Charles E. Broussard
                                       ________________________________________
                                                      Name/Title


   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties for whom copies are to be sent.

   ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)